UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

August 22, 2022

Yanfei Tang

Chief Executive Officer and Chief Financial Officer ZZLL

Information Technology, Inc.

Unit 1504, 15/F., Carnival Commercial Building 18

Java Road, North Point Hong Kong

Re:	ZZLL Information Technology, Inc.
Form 10-K for Fiscal Year Ended December 31, 2021 File No. 000-52779

Dear Ms. Tang:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K filed April 15, 2022

Item 9A. Controls and Procedures, page 16

1.	We note in your assessment of the effectiveness of internal control over financial reporting as of December 31, 2021 that you identified material weaknesses; however, you do not include a statement as to whether your internal control over financial reporting is effective as required by Item 308(a)(3) of Regulation S-K. Please revise to include a statement as to whether ICFR is effective at December 31, 2021. Please make a similar revision in your Form 10-Q for the quarter ended March 31, 2022.

Reply:

Our management, under the supervision and with the participation of our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), has evaluated the effectiveness of our disclosure controls and procedures as defined in SEC Rules 13a-15(e) and 15d-15(e) as of December 31, 2021. Based on their evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that, as of December 31, 2021, our disclosure controls and procedures were not effective, based on the material weakness described in our Form 10-K for fiscal year ended December 31, 2021.

We wish to note that management did note “identified material weaknesses” in the paragraph addressing “Management’s Annual Report on Internal Control over Financial Reporting”. Management believes that identified material weaknesses denote, directly implies, that ICFR were not effective. Future filing will explicitly state this.

Executive Compensation, page 20

2.	We note your footnote 4 to the Summary Compensation Table. Please revise to provide a description of how these payments are calculated or the basis for your payments. Please refer to Item 402(m) of Regulation S-K.

Reply:

We have a typo at the summary compensation table we disclosed in our Footnote 4. During the years ended December 31, 2021 and 2020, the Company paid Sean Webster, our former Chief Executive Officer, $27,500 and $90,000, respectively, as director fee. Ms. Yanfei Tang, our Chief Executive Officer and Chief Financial Officer, received $0 and $15,000 as salary from us during the years ended December 31, 2021 and 2020. We will adjust it in our future filing.

Notes to Consolidated Financial Statements

Note 4. Summary of Significant Accounting Policies Revenue recognition, page F-11

3.	Your disclosure on page F-11 under cost of sales appears to indicate that you recognize sales of petroleum-based products and agriculture products on a gross basis. On page F- 7 you disclose that you do not take possession of the petroleum based products sold to third parties, that these products are stored in the supplier’s designated warehouse, that you are not responsible for delivery to customers, and that you source and resell agricultural and other goods but do not take possession of the products and use third party delivery services to pick up the products sold from vendors and deliver the goods to customers directly. Please tell us how you determined that you are the primary obligor in these sales arrangements and that you have control of the products before they are delivered to your customers. Also tell us your consideration of ASU 606-10-55-37 which states that an entity does not necessarily control a specified good if the entity obtains legal title to that good only momentarily before legal title is transferred to a customer.

Reply:

During the years ended December 31, 2021 and 2020, the Company did not report any revenue from sales of agriculture products. The sales of petroleum-based products are conducted by one of our wholly owned subsidiaries, Shenzhen Ezekiel Technology Co. Limited (“Ezekiel”). Ezekiel sells petroleum-based products to our customers in China. After Ezekiel bought petroleum-based products from its suppliers, the products will be delivered and stored in a third party’s storage facilities which is designated by Ezekiel. The inventory risks are transferred to Ezekiel upon those products delivered to our third party’s storage facilities. The third party needs Ezekiel’s written instruction to release inventories to Ezekiel’s customer.

Petroleum-based products have different specialties from other products, such as their inseparable characteristics. Due to the inseparable characteristics, flammable safety concern, and requests from governmental regulations, their transportation and storage locations have special requirements. Therefore, we will use the third party’s equipment for transportation and storage to facilitate our inventory management. Even that, the control of these inventories still belongs to Ezekiel.

We believe that Ezekiel is the principal and should recognize sales of petroleum-based products and agriculture products on a gross basis because:

●	Ezekiel has inventory risk before or after the petroleum-based products have been transferred to customers.
●	Ezekiel has discretion in setting prices. None of Ezekiel’s suppliers or other entities have the right to determine the price on behalf of Ezekiel.

In our situation, the sale contracts between Ezekiel and customers do not involve Ezekiel’s suppliers. Ezekiel independently chooses its suppliers based on preferred pricing and quality. After determination of suppliers, Ezekiel will prepay its suppliers for purchases. Other than this, all shipping instructions, product returns, and customer services are handled and offered by Ezekiel. Without Ezekiel’s direct instructions, Ezekiel’s suppliers or the storage company cannot deliver products on Ezekiel’s behalf to any third party or negotiate the price with Ezekiel’s customers. The legal title and inventory risks of the products transferred to Ezekiel upon the products are delivered to the storage company’s facilities.

Ezekiel bears the inventory risks before or after the products have been transferred to Ezekiel’s customers as well. After Ezekiel provided a written instruction to the storage company, the storage company will release Ezekiel’s inventory to Ezekiel’s customers.

If Ezekiel’s customer has concerns at the quality and quantity of products, Ezekiel will hire a third-party specialist to investigate the questioned products and negotiate with its customers for subsequent procedures, either return or refund to customers.

As a result, we believe that we should recognize sales of petroleum-based products and agriculture products on a gross basis.

General

4.	Please revise your filing, as applicable, to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies. For additional guidance, please see the Division of Corporation Finance’s Sample Letter to China-Based Companies issued by the Staff in December 2021.

Reply:

We will revise our future filings to provide more specific and prominent disclosures about the legal and operational risks associated with China-based companies.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Patrick Kuhn at (202) 551-3308 or Theresa Brillant at (202) 551-3307 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at (202) 551-3342 or Katherine Bagley at (202) 551-2545 with any other questions.

Sincerely,

Division of Corporation Finance Office of Trade & Services

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